Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of Domino’s Pizza, Inc. (the “Company” or “our”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our third amended and restated certificate of incorporation (“certificate of incorporation”), our fifth amended and restated by-laws (“by-laws”), our Annual Report on Form 10-K and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”).

Description of Capital Stock

Authorized Shares

The total amount of our authorized capital stock consists of 160,000,000 shares of common stock, $0.01 par value per share, 10,000,000 shares of non-voting common stock, $0.01 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.01 par value per share (the “Preferred Stock”). The Preferred Stock is issuable in one or more classes and series, with powers, preferences, rights, restrictions and qualifications as may be established by the board of directors of the Company without stockholder approval, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, any or all of which may be greater than the rights of the common stock. No shares of Preferred Stock are outstanding.

Voting Rights

Each outstanding share of common stock (other than shares of non-voting common stock held by certain securityholders that acquired these shares, or options exercisable for such shares, prior to the Company’s initial public offering in 2004) entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Our voting common stock votes together as one class on all matters.

Conversion Rights of Non-Voting Common Stock

All shares of non-voting common stock are convertible into shares of our common stock upon transfer to a non-affiliate of the holder or otherwise in a brokerage transaction. We do not expect to issue any additional shares of our non-voting common stock.

Dividends

Subject to the rights of the holders of any Preferred Stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

Liquidation

In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of Preferred Stock, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis.

Rights and Preferences

Our common stock has no preemptive, redemption, conversion or subscription rights. No sinking fund provisions are applicable to our common stock. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.

Listing

Our common stock is listed on the Nasdaq Stock Market LLC under the trading symbol “DPZ.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Other Provisions of our Certificate of Incorporation and By-laws

Our certificate of incorporation and by-laws contain provisions that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by our board of directors. Our certificate of incorporation and by-laws provide for the following:

Election of Directors. Our certificate of incorporation provides for each member of our board of directors to be elected annually and directors may be removed, with or without cause, upon the affirmative vote of the holders of a majority of our then outstanding capital stock entitled to vote at an election of directors. Our by-laws provide that (a) the board of directors may establish the number of directors who constitute the board of directors; and (b) newly-created directorships and vacancies on the board of directors are filled by majority vote of the directors then in office.

Elimination of Stockholder Action Through Written Consent. Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Special Meetings. Our by-laws provide that special meetings of stockholders (i) may be called at any time only by the Chairman of the board of directors, our Chief Executive Officer (or, if there is no Chief Executive Officer, the President) or by our board of directors pursuant to a resolution approved by a majority of total number of directors then in office or (ii) subject to the provisions of our by-laws, shall be called by the board of directors at the written request of stockholders who have a “net long beneficial ownership” (as defined in our by-laws) of at least 25% of the outstanding shares of our common stock.

Advanced Notice Procedures for Stockholder Proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Secretary of the Company timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting and has provided us with the other information required under our by-laws. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Proxy Access. Pursuant to our by-laws, a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company’s outstanding common stock continuously for at least three years may nominate, and the Company will include in its proxy materials for any annual meeting of stockholders, nominees for director constituting up to 20% of the Company’s board (rounded down to the nearest whole number, but not less than two individuals). To nominate an individual for director, an eligible stockholder’s notice must be received by the Secretary of the Company at the Company’s principal executive offices no earlier than 120 days and no later than 90 days before the first anniversary of the date that the Company issued its proxy statement to stockholders for the previous year’s annual meeting of stockholders. The by-laws also specify disclosures, agreements and representations required to be submitted to the Company by each nominating stockholder and each proxy access nominee and circumstances in which (i) the maximum number of proxy access nominees shall be reduced or (ii) the board will not be required to include any proxy access nominees in the Company’s proxy statement for a particular annual meeting of stockholders. The stockholder(s) and the nominee(s) are also required to satisfy the other requirements specified in the by-laws.

Business Combinations with Interested Stockholders. We are subject to the “business combination” provisions of the DGCL. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.